UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated November 19, 2015, announcing the Company's financial and operating results for the third quarter ended September 30, 2015.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: November 19, 2015	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2015 Financial Results

Strong results backed by solid execution and record sales volumes

New York, NY, November 19, 2015 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the third quarter ended September 30, 2015.

Third Quarter Highlights

•	Recorded sales volumes of 3,386,511 metric tons.
•	Recorded gross profit of $84.4 million.
•	Recorded operating income of $17.7 million which includes an impairment charge of $5.3 million related to the closure of Aegean's Portland, UK business.
o	Operating income adjusted for the impairment charge was $23.0 million.
•	Recorded net income attributable to Aegean shareholders of $6.8 million or $0.14 basic and diluted earnings per share.
o	Net income adjusted for the impairment charge related to the closure of Aegean's Portland, U.K. business was $12.1 million or $0.25 basic and diluted earnings per share.
•	Recorded EBITDA of $26.2 million.
o	EBITDA adjusted for the impairment charge related to the closure of Aegean's Portland, U.K. business was $31.5 million.

E. Nikolas Tavlarios, Aegean's President, commented, "Aegean Marine's market leadership position and strong financial performance provide a solid foundation for continued growth and diversification. We are excited about the new growth opportunities and revenue streams we are pursuing, and we continue to shift our mix to higher return products such as lower sulfur fuels and blended finished products. Our Fujairah Oil Terminal continues to perform well, operating at excellent efficiency levels and is currently at about 86% capacity. During the quarter we expanded our customer offerings to include cargo sales, a new area of investment for Aegean Marine that is expected to provide us with an additional low cost revenue stream."

Revenue – The Company reported total revenue of $1.1 billion for the third quarter of 2015, a decrease of 40.2%, compared to the same period in 2014 due to the drop in oil prices.  Voyage and other revenues increased to $21.2 million or 14.8% compared to the same period in 2014.

Gross profit – Gross Profit, which equals total revenue less directly attributable cost of revenue increased by 2.2% to $84.4 million in the third quarter of 2015 compared with $82.6 million in the same period in 2014.

1

Operating Expense – The Company reported operating expense of $66.7 million, a decrease of $11.0 million or 14.2% from the prior year period.  When adjusted for the impairment charge related to the closure of Aegean's Portland, U.K. business in the current quarter and a loss on sale of assets in the prior year period the Company reported a decrease in operating expense of $2.5 million or 3.9%.

Operating Income – Operating income for the period ended September 30, 2015 was $17.7 million, an increase of 261.2% over the prior year period. Operating income adjusted for the impairment charge related to the closure of Aegean's Portland, U.K. business in the current quarter and a loss on sale of assets in the prior year period showed an increase of $4.3 million or 23.0%.

Net Income – The Company achieved net income attributable to Aegean shareholders for the three months ended September 30, 2015 of $6.8 million, or $0.14 basic and diluted earnings per share.  Net income adjusted for the impairment charge related to the closure of Aegean's Portland, U.K. business was $12.1 million or $0.25 basic and diluted earnings per share.  For the three months ended September 30, 2014, the Company recorded net income attributable to Aegean shareholders adjusted for a loss on sale of assets of $9.4 million, or $0.20 basic and diluted earnings per share.

Operational Metrics

Sales Volume – For the three months ended September 30, 2015 the Company reported record marine fuel sales volumes of 3,386,511 metric tons an increase of 14.5% compared with the same period in 2014.

Gross Spread Per Metric Ton – For the three months ended September 30, 2015 the Company reported gross spread per metric ton on an aggregate basis of $21.6 per metric ton.  Gross spread per metric ton on Aegean's physical marine fuel supply business was approximately $23.0 per metric ton.

Adjusted EBITDA Per Metric Ton – For the three months ended September 30, 2015 the Company reported adjusted EBITDA per metric ton sold of $9.30.  Adjusted EBITDA per metric ton in the prior year period was $7.70 per metric ton.

Liquidity and Capital Resources

Net cash provided by operating activities was $127.5 million for the three months ended September 30, 2015. Net income, as adjusted for non-cash items (as defined in Note 9 below) was $19.8 million for the period.

Net cash used in investing activities was $0.5million for the three months ended September 30, 2015, primarily due to the purchase of fixed assets.

Net cash used in financing activities was $54.2 million for the three months ended September 30, 2015, derived mainly from the repayment of short-term debt.

As of September 30, 2015, the Company had cash and cash equivalents of $115.4 million and working capital of $281.2 million. Non-cash working capital, or working capital excluding cash and debt, was $457.7 million.

2

As of September 30, 2015, the Company had $910.4 million undrawn amounts under its working capital facilities and $115.4 million of unrestricted cash and cash equivalents to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended September 30, 2015 was 47,434,953. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2014 were 47,434,953 respectively.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "We delivered strong financial results in the quarter as a result of our differentiated and diverse strategy, financial flexibility and solid balance sheet that can support profitability over the long-term. We are introducing a new metric this quarter, EBITDA per ton, which we believe more accurately reflects Aegean's performance and the impact our diversified revenue stream is having on the bottom line. Looking ahead, we remain focused on advancing our position in the fuel supply industry and enhancing our global footprint.  We are confident in our ability to create value for shareholders, continue successfully executing our strategy and drive profitability."
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Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,801,722	$1,075,076	$5,203,859	$3,289,132
Revenues - related companies	7,977	6,432	20,418	15,186
Total revenues	1,809,699	1,081,508	5,224,277	3,304,318
Cost of revenues - third parties	1,615,070	971,698	4,674,314	2,942,082
Cost of revenues– related companies	112,010	25,401	299,968	118,724
Total cost of revenues	1,727,080	997,099	4,974,282	3,060,806
Gross profit	82,619	84,409	249,995	243,512
Operating expenses:
Selling and distribution	52,443	50,484	163,209	153,045
General and administrative	10,577	10,551	27,040	31,459
Amortization of intangible assets	892	374	2,947	1,123
Loss / (gain) on sale of vessels, net	13,770	-	13,277	130
Impairment charge	-	5,308	4,062	5,308
Operating income	4,937	17,692	39,460	52,447
Net financing cost	(8,112)	(9,468)	(25,102)	(27,607)
Gain on sale of subsidiary, net	-	-	-	-
Foreign exchange (loss) / gain, net	(3,342)	(93)	(3,245)	599
Income taxes (expense) / benefit	2,192	(1,334)	(973)	730
Net income	(4,325)	6,797	10,140	26,169
Less income attributable to non-controlling interest	20	-	66	-
Net income attributable to AMPNI shareholders	$(4,345)	$6,797	$10,074	$26,169
Basic earnings per share (U.S. dollars)	$(0.09)	$0.14	$0.21	$0.53
Diluted earnings per share (U.S. dollars)	$(0.09)	$0.14	$0.21	$0.53

EBITDA(1)	$8,929	$26,150	$59,125	$78,009

Other Financial Data:
Gross spread on marine petroleum products(2)	$73,578	$74,426	$224,912	$217,809
Gross spread on lubricants(2)	633	1,246	2,120	3,434
Gross spread on marine fuel(2)	72,945	73,180	222,792	214,375
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	24.7	21.6	26.8	22.7
Net cash provided by / (used in) operating activities	$54,522	$127,506	$(12,311)	$44,454
Net cash provided by / (used in) investing activities	13,226	(544)	(33,542)	(8,172)
Net cash provided by / (used in) financing activities	(54,721)	(54,168)	103,430	(47,497)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,958,882	3,386,511	8,324,325	9,452,911

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	49.0	49.0	49.0	49.0
Average number of owned bunkering tankers(4)(5)	49.4	49.0	50.8	48.7
Special Purpose Vessels, end of period (6)……………	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	13.0	14.0	13.0	14.0

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Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2014	As of September 30, 2015

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	129,551	115,397
Gross trade receivables	360,074	361,412
Allowance for doubtful accounts	(5,851)	(7,012)
Inventories	156,990	163,822
Current assets	736,888	714,849
Total assets	1,484,725	1,445,619
Trade payables	120,451	110,576
Current liabilities (including current portion of long-term debt)	531,540	433,637
Total debt	740,880	691,402
Total liabilities	917,309	835,416
Total stockholder's equity	567,416	610,203

Working Capital Data:
Working capital(8)	205,348	281,212
Working capital excluding cash and debt(8)	431,081	457,703

Notes:
1.	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:
	For the Three Months Ended September 30,
	2014	2015
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	(4,345)	6,797

Add: Net financing cost including amortization of financing costs	8,112	9,468
Add: Income tax expense/ (benefit)	(2,192)	1,334
Add: Depreciation and amortization excluding amortization of financing costs	7,354	9,235

EBITDA	8,929	26,150

5

2.	Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,
	2014	2015

Sales of marine petroleum products	1,791,261	1,060,342
Less: Cost of marine petroleum products sold	(1,717,683)	(985,916)
Gross spread on marine petroleum products	73,578	74,426
Less: Gross spread on lubricants	(633)	(1,246)
Gross spread on marine fuel	72,945	73,180

Sales volume of marine fuel (metric tons)	2,958,882	3,386,511

Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.7	21.6

3.	Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Barcelona, Algeciras, Hamburg, U.S.A. and Greece, where the Company conducts operations through its related company, Aegean Oil.

6

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.	The Company owns one barge, the Mediterranean, as a floating storage facility in Greece. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, Panama, U.S.A., Hamburg and Barcelona.
The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.	Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Third Quarter 2015 Dividend Announcement
On November 19, 2015, the Company's Board of Directors declared a third quarter 2015 dividend of $0.02 per share payable on December 17, 2015 to shareholders of record as of December 3, 2015. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

7

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, November 19, 2015 at 4:30 P.M. Eastern Time, to discuss its third quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 417-8533 (for U.S.-based callers) or (719) 325-2361 (for international callers) and enter the passcode: 623974.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through September 1, 2015 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 623974.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 31 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles, the U.S. Gulf, Algeciras, Germany and Russia. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
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In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

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Exhibit 2
AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND SEPTEMBER 30, 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)
	December 31, 2014	September 30, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$129,551	$115,397
Trade receivables, net of allowance for doubtful accounts of $5,851 and $7,012, as of December 31, 2014 and September 30, 2015, respectively	354,223	354,400
Due from related companies	18,662	31,795
Derivative asset	18,941	8,282
Inventories	156,990	163,822
Prepayments and other current assets	54,901	36,235
Deferred tax asset	754	3,340
Restricted cash	2,306	1,578
Total current assets	736,328	714,849

FIXED ASSETS:
Advances for vessels under construction and acquisitions	5,466	-
Advances for other fixed assets under construction	-	373
Vessels, cost	473,388	480,346
Vessels, accumulated depreciation	(92,196)	(104,954)
Other fixed assets, net	253,768	248,941
Total fixed assets	640,426	624,706

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,874	29,958
Intangible assets	15,507	9,076
Goodwill	66,031	66,031
Deferred tax asset	1,224	-
Other non-current assets	925	999
Total assets	1,488,315	1,445,619

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	318,978	254,764
Current portion of long-term debt	38,612	38,702
Trade payables to third parties	115,634	110,544
Trade payables to related companies	3,422	32
Other payables to related companies	1,172	1,646
Accrued and other current liabilities	55,917	27,949
Total current liabilities	533,735	433,637

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	383,290	397,936
Deferred tax liability	1,010	710
Derivative liability	592	444
Other non-current liabilities	2,272	2,689
Total non-current liabilities	387,164	401,779

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2014 and September 30, 2015; 50,242,992 and 51,383,992 shares issued and 48,271,353 and 49,412,353 shares outstanding at December 31, 2014 and September 30, 2015, respectively	502	513
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at December 31, 2014 and September 30, 2015	(29,327)	(29,327)
Additional paid-in capital	371,924	391,469
Retained earnings	224,317	247,548
Total AMPNI stockholders' equity	567,416	610,203

Total equity	567,416	610,203
Total liabilities and equity	$1,488,315	$1,445,619

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2014	2015
Revenues
Revenues – third parties	$5,203,859	$3,289,132
Revenues – related companies	20,418	15,186
Total Revenues	5,224,277	3,304,318

Cost of Revenues
Cost of revenues– third parties	4,674,314	2,942,082
Cost of revenues – related companies	299,968	118,724
Total Cost of Revenues	4,974,282	3,060,806

Gross Profit	249,995	243,512

OPERATING EXPENSES:
Selling and Distribution	163,209	153,045
General and Administrative	27,040	31,459
Amortization of intangible assets	2,947	1,123
Loss on sale of vessels	13,277	130
Impairment charge	4,062	5,308
Total operating expenses	210,535	191,065

Operating income	39,460	52,447

OTHER INCOME/(EXPENSE):
Interest and finance costs	(25,164)	(27,653)
Interest income	62	46
Foreign exchange (losses) / gains, net	(3,245)	599
	(28,347)	(27,008)

Income before income taxes	11,113	25,439

Income taxes	(973)	730

Net income	10,140	26,169
Net income attributable to non-controlling interest	66	-
Net income attributable to AMPNI shareholders	$10,074	26,169

Basic earnings per common share	$0.21	$0.53
Diluted earnings per common share	$0.21	$0.53

Weighted average number of shares, basic	46,249,949	47,216,050
Weighted average number of shares, diluted	46,249,949	47,216,050

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, January 1, 2014	49,243,659	492	(1,971,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	-	-	-	-	-	-	10,074	66	10,140
- Dividends declared and paid ($0.03 per share)	-	-	-	-	-	-	(1,438)	-	(1,438)
- Share-based compensation	975,667	10	-	-	-	5,484	-	-	5,494

BALANCE, September 30, 2014	50,219,326	502	(1,971,639)	(20)	(29,307)	368,644	217,766	357	557,942

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, January 1, 2015	50,242,992	502	(1,971,639)	(20)	(29,307)	371,924	224,317	-	$567,416

- Net income	-	-	-	-	-	-	26,169		26,169
- Dividends declared and paid ($0.06 per share)	-	-	-	-	-	-	(2,938)	-	(2,938)
-Equity component of convertible notes	-	-	-	-	-	12,114	-	-	12,114
- Share-based compensation	1,141,000	11	-	-	-	7,431	-	-	7,442

BALANCE, September 30, 2015	51,383,992	513	(1,971,639)	(20)	(29,307)	391,469	247,548	-	610,203

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015
(UNAUDITED)
 (Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2014	2015
Cash flows from operating activities:
Net income	$10,140	$26,169
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation	15,776	19,100
Provision of doubtful accounts	758	1,161
Share-based compensation	5,494	7,442
Amortization	10,354	13,786
Net deferred tax benefit	(1,121)	(1,662)
Unrealized (gain) / loss on derivatives	(3,259)	10,511
Loss on sale of vessels, net	13,277	130
Impairment charge	4,062	5,308
Unrealized foreign exchange gain	(601)	(450)
Decrease / (Increase) in:
Trade receivables	(70,664)	1,601
Due from related companies	(7,792)	(13,133)
Inventories	115,332	(6,832)
Prepayments and other current assets	(21,159)	18,666
Increase/ (Decrease) in:
Trade payables	(59,594)	(8,480)
Other payables to related companies	(852)	474
Accrued and other current liabilities	(16,033)	(21,886)
Decrease in other non-current assets	(124)	(74)
Increase in other non-current liabilities	375	417
Payments for dry-docking	(6,680)	(7,794)
Net cash (used in) / provided by operating activities	(12,311)	44,454

Cash flows from investing activities:
Advances for vessels under construction	(570)	(2,979)
Vessel acquisitions	(7,587)	-
Advances for other fixed assets under construction	(36,194)	(5,366)
Net proceeds from sale of vessels	14,497	49
Purchase of other fixed assets	(7,863)	(604)
Decrease in restricted cash	4,175	728
Net cash used in investing activities	(33,542)	(8,172)

Cash flows from financing activities:
Proceeds from long-term debt	119,455	53,613
Repayment of long-term debt	(26,143)	(28,894)
Repayment of capital lease obligation	(395)	-
Net change in short-term borrowings	15,213	(64,214)
Financing costs paid	(3,262)	(5,064)
Dividends paid	(1,438)	(2,938)
Net cash provided by / (used in) financing activities	103,430	(47,497)

Effect of exchange rate changes on cash and cash equivalents	(2,569)	(2,939)

Net increase/ (decrease) in cash and cash equivalents	55,008	(14,154)
Cash and cash equivalents at beginning of period	62,575	129,551
Cash and cash equivalents at end of period	$117,583	$115,397

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for a complete set of consolidated financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and trade accounts payable reported in the condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014. There have been no material changes to these policies in the nine-month period ended September 30, 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.	Trade Receivables Factoring Agreement:

In connection with the factoring agreement, renewed on November 13, 2014 and valid until November 14, 2015, the Company sold $396,584 and $140,695 of trade accounts receivable during the periods ended September 30, 2014 and 2015, respectively, net of servicing fees of $1,049 and $529, included under interest and finance cost in the condensed consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2014	September 30, 2015
Held for sale:
Marine Fuel Oil	$131,372	$119,611
Marine Gas Oil	22,921	41,911
	154,293	161,522
Held for consumption:
Marine fuel	1,819	1,525
Lubricants	700	578
Stores	14	10
Victuals	164	187
	2,697	2,300
Total	$156,990	$163,822

5.	Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2015, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2014	$5,466
Advances for vessels under construction and related costs	1,828
Vessel delivered	(7,294)
Balance, September 30, 2015	$-

The amounts shown in the accompanying condensed consolidated balance sheets as at December 31, 2014, included advance and milestone payments relating to a shipbuilding contract with a shipyard and any material related expenses incurred during the construction period which were capitalized. The vessel was delivered prior to September 30, 2015 and hence there are no such amounts as at September 30, 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Vessels:

During the nine months ended September 30, 2015, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$473,388	$(92,196)	$381,192
- Additions	7,294	-	7,294
- Depreciation	-	(12,915)	(12,915)
- Vessels disposed	(336)	157	(179)
Balance, September 30, 2015	$480,346	$(104,954)	$375,392

On March 16, 2015, the Company completed the disposal and delivered the single hull bunkering tanker Tapuit to an unaffiliated third-party purchaser for an aggregate price of $49. The loss on the disposal of $130 was calculated as the net sales price less the carrying value of the vessel of $179. This loss is included under the loss on sale of vessels in the condensed consolidated statements of income.

On May 1, 2015, the newly-constructed non-self-propelled barge, PT40, with a total cost of $7,294, became operational in the Company's service center in Vancouver.

7.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2014	$9,036	$3,459	$226,067	$21,118	$259,680
- Additions	-	-	843	604	1,447
- Disposals	-	-	-	(306)	(306)
Cost, September 30, 2015	9,036	3,459	226,910	21,416	260,821

Accumulated depreciation, December 31, 2014	-	(602)	(415)	(4,895)	(5,912)
- Depreciation expense	-	(92)	(3,874)	(2,219)	(6,185)
- Disposals	-	-	-	217	217
Accumulated depreciation, September 30, 2015	-	(694)	(4,289)	(6,897)	(11,880)

Net book value, December 31, 2014	9,036	2,857	225,652	16,223	253,768
Net book value, September 30, 2015	$9,036	$2,765	$222,621	$14,519	$248,941

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Deferred Charges:

During the nine months ended September 30, 2015, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, December 31, 2014	$18,565	$9,309	$27,874
- Additions	7,103	4,640	11,743
- Amortization for the period	(4,740)	(4,919)	(9,659)
Balance, September 30, 2015	$20,928	$9,030	$29,958

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of 6.3%, and the future price of marine fuel products. No impairment loss was recorded at September 30, 2015.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with Aegean NWE. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

On September 25, 2015, the Company ceased its operation in the Portland terminal and wrote-off the intangible asset associated with the concession agreement. The impairment charge on the disposal of $5,308 was calculated as the initial cost less the accumulated amortization. This loss is included under the impairment charge in the condensed consolidated statements of income.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Below market acquired time-charter	Concession agreements	Non-compete covenant	Total
Cost, December 31, 2014	$1,915	$19,797	$3,365	$25,077
- Additions	-	-	-	-
- Disposals	(1,915)	-	-	(1,915)
- Impairment loss	-	(7,772)	-	(7,772)
Cost, September 30, 2015	-	12,025	3,365	15,390

Accumulated amortization, December 31, 2014	(1,915)	(5,199)	(2,456)	(7,655)
- Amortization expense	-	(734)	(389)	(1,123)
- Disposals	1,915	-	-	1,915
- Impairment loss	-	2,464	-	2,464
Accumulated amortization, September 30, 2015	-	(3,469)	(2,845)	(6,314)

Net book value, December 31, 2014	-	14,598	909	15,507
Net book value, September 30, 2015	$-	$8,556	$520	$9,076

Amortization Schedule:
October 1, to December 31, 2015	-	170	128	298
2016	-	678	392	1,070
2017	-	676	-	676
2018	-	676	-	676
2019	-	676	-	676
Thereafter	-	5,680	-	5,680

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2014	September 30, 2015
Short-term borrowings:
Revolving overdraft facility dated 5/6/2015	$6,993	$5,355
Security agreement dated 8/12/2015	110,500	83,000
Borrowing base facility agreement dated 9/16/2015	201,485	166,409
Total short-term borrowings	$318,978	$254,764
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$20,140	$18,360
Secured term loan facility under senior secured credit facility dated 12/19/2006	14,220	12,120
Secured term loan dated 10/25/2006	17,531	16,415
Secured term loan dated 10/27/2006	11,153	10,235
Secured syndicated term loan dated 10/30/2006	45,946	43,375
Secured term loan dated 9/12/2008	25,401	22,196
Secured syndicated term loan dated 4/24/2008	25,591	24,118
Secured syndicated term loan dated 7/8/2008	1,706	682
Secured term loan dated 4/1/2010	1,393	1,077
Roll over agreement dated 4/1/2010	5,178	4,471
Corporate credit facility dated 3/11/2013	59,000	45,200
Senior convertible notes dated 10/23/2013	75,411	77,258
Senior convertible notes dated 01/16/2015	-	42,233
Borrowing base facility agreement dated 9/18/2015	115,000	115,000
Roll over agreement dated 3/21/2014	4,232	3,898
Total	421,902	436,638
Less: Current portion of long-term debt	(38,612)	(38,702)
Long-term debt, net of current portion	$383,290	$397,936

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

On January 16, 2015, the Company issued $48,300 aggregate principal amount of 4% Convertible Unsecured Senior Notes ("Notes"), which are due November 1, 2018. The Notes bear the same conversion terms with the 4% Convertible Unsecured Senior Notes issued on October 23, 2013.

Since the Notes contain a cash settlement option upon conversion at the option of the issuer, the Company has bifurcated, at the issuance date, the $48,300 principal amount of the Notes and the premium received of $5,313 into liability and equity components of $41,076 and $12,537, respectively, by first determining the carrying amount of the liability component of the Notes by measuring the fair value of a similar liability that does not have an associated equity component. The equity component was calculated by deducting the fair value of the liability component from the total proceeds received at issuance. Net proceeds from the Notes amounted to $51,802 after the underwriters commissions.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On August 12, 2015, Aegean Bunkering U.S.A., the Company's subsidiary, renewed its loan agreement for an amount up to $250,000 for one year period. The renewed facility bears interest at LIBOR plus 2.1%.

On September 16, 2015, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc. and Aegean NWE N.V., the Company's wholly-owned subsidiaries, renewed its $1 billion Secured Multicurrency Revolving Credit Facility with a syndicate of commercial lenders for one and two year period regarding Tranche A of $155,000 and Trance B of $115,000 respectively. Interest rate margins remain the same.

As at September 30, 2015, the Company was in compliance with all of its financial covenants contained in its credit facilities. The annual principal payments of long-term debt required to be made after September 30, 2015 are as follows:

Amount
October 1 to December 31, 2015	$9,704
2016	38,631
2017	159,129
2018	160,394
2019	55,891
2020 and thereafter	27,948
Total principal payments	451,697
Less: Unamortized portion of notes' discount	(15,059)
Total long-term debt	$436,638

11.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of December 31, 2014 and September 30, 2015, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it on March 31, 2016:

	As of December 31, 2014
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$ 5,178	$ 592	11.25	2.35%

	As of September 30, 2015
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$ 4,471	$ 444	10.50	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $43,499 and a liability of $24,558, as of December 31, 2014 and an asset of $42,599 and a liability of $34,317 as of September 30, 2015).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
Assets/ (Liabilities)	Balance Sheet Location	December 31, 2014	September 30, 2015

Fuel pricing contracts	Derivative asset, current	$18,941	$8,282
Interest rates contracts	Derivative liability, non-current	(592)	(444)
Total, net		$18,349	$7,838

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table presents the effect and financial statement location of our derivative instruments in our condensed consolidated statements of income for the nine months ended September 30, 2014 and 2015:

		Nine months ended September 30,
Income/ (Loss)	Statements of Income Location	2014	2015

Fuel pricing contracts	Cost of revenue - third parties	$4,174	$28,301
Interest rate contracts	Interest and finance costs	(273)	64
Total		$3,901	$28,365

The following table sets forth, by level, our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

			Fair value measurements at December 31, 2014
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(592)	-	$(592)	-
Fuel pricing contracts	$18,941	-	18,941	-

Total	$18,349	-	$18,349	-

		Fair value measurements at September 30, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(444)	-	$(444)	-
Fuel pricing contracts	$8,282	-	8,282	-

Total	$7,838	-	$7,838	-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based EURIBOR rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing contracts. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended September 30, 2014 and 2015, the Company entered into fuel pricing contracts for 7,027,629 metric tons and 12,893,889 metric tons, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

12.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2014	2015

Sales of marine petroleum products	$5,170,187	$3,244,375
Voyage revenues	23,020	22,916
Other revenues	31,070	37,027
Total Revenues	$5,224,277	3,304,318

Cost of marine petroleum products	$4,945,275	3,026,566
Cost of voyage revenues	11,118	10,903
Cost of other revenues	17,889	23,337
Total Cost of Revenues	$4,974,282	$3,060,806

Included in the cost of revenues is depreciation of $1,889 and $3,418 for the nine months ended September 30, 2014 and 2015, respectively.

13.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2014	2015

Salaries	$42,750	$38,972
Depreciation	12,292	11,184
Vessel hire charges	22,340	21,466
Amortization of dry-docking costs	3,943	4,119
Vessel operating expenses	24,537	20,828
Bunkers consumption	23,971	13,039
Storage costs	20,685	29,636
Broker commissions	3,429	4,197
Provision for doubtful accounts	758	1,161
Other	8,504	8,443
Selling and Distribution Expenses	$163,209	$153,045

Included in the storage costs is depreciation of $0 and $2,452 for the nine months ended September 30, 2014 and 2015, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Nine Months Ended September 30,
	2014	2015

Salaries	$11,658	$14,375
Depreciation	1,595	2,046
Office expenses	13,787	15,038
General and Administrative Expenses	$27,040	$31,459

15.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at September 30, 2015 are as follows:

October 1 to December 31, 2015	$9,395
2016	29,619
2017	26,626
2018	25,600
2019	13,710
Thereafter	151,907
Total minimum annual payments under all non-cancelable operating leases	$256,857

Rent expense under operating leases was $24,416 and $25,996 for the nine months period ended September 30, 2014 and 2015, respectively.

Legal Matters:
In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which will have to examine the admissibility of the plaintiff's claim in France.  The relevant hearing took place on September 18, 2015 and judgment is expected to be issued on December 18, 2015. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit. The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28 million in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed a response to the complaint. The Company is not in a position to comment further on this matter at this time.

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $5,366, of which $3,129 has been recorded as a provision for doubtful accounts.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users.  The Company expects to recover the amount of at least $2,259.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.	Equity Incentive Plan:

In March 2015, the Company adopted a 2015 equity incentive plan which replaced in full the 2006 Equity Incentive Plan.  The Company has reserved a total of 5,091,402 shares of common stock for issuance under the 2015 Equity Incentive Plan, consisting of 91,402 common shares that remained unissued under the 2006 Equity Incentive Plan plus an additional 5,000,000 common shares.  Under the terms of the 2015 Equity Incentive Plan, the compensation committee may grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value as of the date of grant. The 2015 Equity Incentive Plan also permits the Company's compensation committee to award restricted stock, restricted stock units, non-qualified stock options, stock appreciation rights, dividend equivalent rights, unrestricted stock, and performance shares. The 2015 Equity Incentive Plan expires in March 2025.

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2015 Equity Incentive Plan are subject to accelerated vesting upon certain circumstances set forth in the 2015 Equity Incentive Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the nine months ended September 30, 2015:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2015	1,849,749	$8.51
Granted	1,141,000	12.88
Vested	(1,013,266)	8.90
September 30, 2015	1,977,483	$10.83

Total compensation cost of $5,494 and $7,431 was recognized and included under the general and administrative expenses in the accompanying condensed consolidated statements of income for the nine months ended September 30, 2014 and 2015.

As of September 30, 2015, there was $13,154 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation at September 30, 2015, is expected to be recognized as compensation expense over a weighted average period of 1.9 years as follows:

Amount
October 1 to December 31, 2015	$2,589
2016	6,437
2017	3,460
2018	668
$13,154

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of September 30, 2014 and 2015, the Company excluded 1,929,083 and 1,977,483 non-vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine Months Ended September 30,
	2014	2015

Net and diluted income	$10,074	$26,169

Less: Dividends declared and undistributed earnings allocated to unvested shares	(367)	(1,019)
Basic and diluted income available to common stockholders	9,707	25,150

Basic weighted average number of common shares outstanding	46,249,949	47,216,050

Diluted weighted average number of common shares outstanding	46,249,949	47,216,050

Basic earnings per common share	$0.21	$0.53
Diluted earnings per common share	$0.21	$0.53

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

18.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax expense/ (benefit) for the periods presented and the respective effective tax rates for such periods are as follows:

	Nine Months Ended September 30,
	2014	2015
Current tax expense	$2,094	$932
Net deferred tax benefit	(1,121)	(1,662)
Income tax expense/ (benefit)	$973	$(730)
Effective tax rate Reconciliation	42.54%	22.93%

Our provision for income taxes for each of the nine-month periods ended September 30, 2014 and 2015 was calculated for our Belgian, Canadian, U.S. and German companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income and the income tax expense/ (benefit) recorded in the financial statements is as follows:

	Nine Months Ended September 30,
	2014	2015
Income tax expense/ (benefit) on income before tax at statutory rates	$32	$(1,096)
Effect of permanent differences	941	366
Total tax expense/ (benefit)	$973	$(730)

Deferred income taxes that derive from our subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

19.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

20.	Subsequent Events:

Credit facility: On October 7, 2015, the Company's subsidiary, Aegean Oil Terminal Corporation, entered into a secured credit facility for an amount of $120 million with an international bank. The loan bears interest at EIBOR plus a margin and the proceeds were used to repay the existing credit facility of the subsidiary and increase the working capital of the Company.